Exhibit 99.1

TOP WEALTH GROUP HOLDING LIMITED ISSUES POSITIVE PROFIT ALERT

Lille, Sept. 23, 2026 (GLOBE NEWSWIRE) -- Top Wealth Group Holding Limited (NASDAQ: TWG)(“Top Wealth” or the “Company”), a leading supplier of premium sturgeon caviar and fine wine products, today announced a positive profit alert for the current financial year ending December 31, 2026.

The Company expects net profit attributable to ordinary shareholders for the current financial year to record an increase of no less than 100% compared to the previous financial year.

Key drivers of the expected profit growth include:

●	Extensive corporate marketing of the Company’s position of a reputable regional supplier of premium wine and caviar, driving significant revenue growth.

●	While engaging in long term sustainable growth in upstream vertical integration and acquisitions, the Company succeeded in selling its precious inventory of fine wines in the premium market to loyal clients and new clients. These sales not only resulting in increase in revenue but also maintaining a good gross margin.

●	Enhanced operational efficiency and further realization of economies of scale.

As the Company is undergoing a strategic upward integration of its caviar business, the present year’s revenue contribution derived mainly from the premium wine section. The Company expects caviar and wine sectors will achieve more balanced growth in the future years.

The Company cautions that the above figures are preliminary estimates based on currently available information. Actual results may differ materially from these estimates due to market conditions and operational factors. The Company expects to disclose its audited full-year financial results in accordance with applicable Nasdaq rules and SEC requirements following the completion of the fiscal year.

About Top Wealth Group Holding Limited

Top Wealth Group Holding Limited is a holding company incorporated in the Cayman Islands, with all operations carried out through its operating subsidiary in Hong Kong, Top Wealth Group (International) Limited. The Company specializes in supplying premium-class sturgeon caviar, and its caviar and caviar products are endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits. The Company supplies caviar to customers under customer brand labels (i.e. private labeling), and also sells under its own brand, “Imperial Cristal Caviar,” which has continuously achieved significant sales growth since its launch.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Top Wealth Group Holding Limited

Investor Relations

Email: ir@topwealth.cc